UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ELIZABETH ARDEN, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

28660G10

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13-d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 Pages

CUSIP No. 28660G10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). E. Scott Beattie

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	1,591,300
	6.	Shared Voting Power	N/A
	7.	Sole Dispositive Power	1,441,595
	8.	Shared Dispositive Power	N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,591,300 (a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)		5.4%

12.	Type of Reporting Person (See Instructions)		IN

(a)

Includes (i) 327,995 shares of Common Stock; (ii) 1,255 shares of restricted stock which vest in full on February 13, 2005; (iii) 25,200 shares of restricted stock which vest in full on June 25, 2006; (iv) 81,000 shares of performance accelerated restricted stock awarded March 22, 2002, which vest 100% six years from the date of award unless the Issuer's total shareholder return exceeds certain goals over a 3, 4 or 5-year period from the date of award in which case, the vesting period is reduced; (v) 42,250 shares of performance-accelerated restricted stock awarded March 10, 2004 which vest in thirds over a three-year period if the Issuer achieves certain earnings targets; (vi) 988,600 shares of common stock issuable upon the exercise of stock options; and (vii) 125,000 shares of common stock issuable upon the exercise of a stock option granted to Mr. Beattie by a private third party.

Page 2 of 4 Pages

CUSIP No. 28660G10

Item 1	(a)	Name of Issuer Elizabeth Arden, Inc.

	(b)	Address of Issuer's Principal Executive Offices 14100 NW 60 Avenue, Miami Lakes, Florida 33014

Item 2	(a)	Name of Person Filing E. Scott Beattie

	(b)	Address of Principal Business Office or, if none, Residence 14100 NW 60 Avenue, Miami Lakes, Florida 33014

	(c)	Citizenship Canada

	(d)	Title of Class of Securities Common Stock, $.01 Par Value

	(e)	CUSIP Number 28660G10

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)'

	(e)	[ ]	An investment adviser in accordance with section240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with section240.13d-1(b)(1)(ii)(F):

	(g)	[ ]	A parent holding company or control person in accordance with section240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

	(j)	[ ]	Group, in accordance with section240.13d-1(b)(1)(ii)(J).

Page 3 of 4 Pages

CUSIP No. 28660G10

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		1,591,300 (a)

	(b)	Percent of Class:		5.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	1,591,300

		(ii)	Shared power to vote or to direct the vote	N/A

		(iii)	Sole power to dispose or to direct the disposition of	1,441,595

		(iv)	Shared power to dispose or to direct the disposition of	N/A

Item 5.	Ownership of five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2005

Date

/s/ E. Scott Beattie

Signature

E. Scott Beattie

Name/Title

Page 4 of 4 Pages